September 30, 2010
Mr. Craig Ruckman
Staff Attorney — Office of Insurance Products
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549-0506
Re:	Post-Effective Amendment No. 11 to the Registration Statement on Form N-4 for Transamerica Advisors Life Insurance Company, Merrill Lynch Life Variable Annuity Separate Account D (File No. 333-91098) (“Prototype Registration Statement”)
Dear Mr. Ruckman:
Enclosed is one copy of the above-referenced Prototype Registration Statement that was filed with the Securities and Exchange Commission by Transamerica Advisors Life Insurance Company (“Transamerica”) as Post-Effective Amendment No. 11 on September 30, 2010 pursuant to paragraph (a) of Rule 485 under the Securities Act of 1933. This Prototype Registration Statement is filed in conjunction with Transamerica’s request, dated September 30, 2010, for permission to file post-effective amendments to certain other registration statements on Form N-4 pursuant to paragraph (b)(1)(vii) of Rule 485. A copy of Transamerica’s (b)(1)(vii) request is attached.
For your reference, Transamerica has included one copy of the Prototype Registration Statement’s prospectus supplement, redlined to show the changes from Post-Effective Amendment No. 10, which was filed on April 23, 2010. Capitalized terms used and not otherwise defined are consistent with the defined terms set forth in the Prototype Registration Statement’s prospectus.
Transamerica is filing the Registration Statement in order to modify disclosure with respect to the Asset Allocation Program offered. The purpose of these changes is to replace the investment advisor of the program.
Except for the material revisions noted above and as shown in the red-lined copies of the Registration Statement, the disclosure in the Registration Statement is the same as the disclosure in the currently effective Registration Statement previously reviewed by the Commission. Transamerica will also include other non-material changes in the Registration Statements. Therefore, pursuant to Investment Company Act Release No. 13768, Transamerica respectfully requests selective review of the Registration Statement.
Financial statements and certain exhibits will be filed by amendment.

Craig Ruckman, Esq.
September 30, 2010
Page two
If you have any comments or questions regarding these filings, please call Sandy Dix at (319) 355-8427 or Darin Smith at (319) 355-8330.

Very truly yours,
/s/ Darin Smith
Darin Smith
Enclosures
cc:	Craig Ruckman, Esq. Mary Thornton Payne, Esq.